

August 7, 2019

Gregg Adzema
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
3344 Peachtree Road NE
Suite 1800
Atlanta, Georgia 30326-4802

      Re: Cousins Properties Incorporated
             Form 10-K For the Fiscal Year Ended December 31, 2018
             Filed February 6, 2019
             Form 10-Q For the Quarterly Period Ended March 31, 2019
             Filed May 9, 2019
             File No. 001-11312

Dear Mr. Adzema:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-Q For the Quarterly Period Ended March 31, 2019

3. Transactions with Norfolk Southern Railway Company, page 10

1.   We note that all contracts and transactions associated with Norfolk Southern Railway ("NS") have been combined for accounting purposes and represent a single performance obligation. Please elaborate and tell us the facts and circumstances related to your transaction and reference the specific authoritative accounting literature relied upon, that supports your accounting treatment. Your response should specifically explain your basis for inclusion of the sale of land and acquisition of building within the combined transaction and recognition of the excess of the fair value of 1200 Peachtree as part of the gross transaction price versus treatment of 1200 Peachtree as an asset acquisition with purchase price allocated based on relative fair value.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee, Staff Accountant, at 202-551-3468 if you have questions regarding our comment on the financial statements or any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities